Exhibit 99.1

Sapiens to Announce Second Quarter 2020 Financial Results on August 4, 2020

Holon, Israel – July 21, 2020 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it will report its financial results for the second quarter that ended on June 30, 2020 on Tuesday, August 4, 2020.

Management will host a conference call and webcast on August 4, 2020 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate: North America (toll-free): + 1-888-668-9141; International: +972-3-918-0609; UK: 0-800-917-9141

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations/

If you are unable to join live, a replay of the call will be accessible until August 13, 2020, as follows: North America: +1-877-456-0009; International: +972-3-9255901

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens International

Mobile: +972 546 724 910

Email: alex.zukerman@sapiens.com